Exhibit 11.1

COMPUTATION OF EARNINGS PER SHARE

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	YEAR ENDED JUNE 30,
	2008	2007
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	1,216	1,158
WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING	1,228	1,204
NET INCOME APPLICABLE TO COMMON STOCK	$7,991	$449
TOTAL INCOME PER COMMON SHARE:
Basic	$6.57	$0.39
Diluted	$6.51	$0.37